Exhibit 99.2

TURBO ENERGY, S.A. DRAFT DATED 6/12/26 FOR DISCUSSION PURPOSES ONLY 2026 Annual General Meeting of Shareholders TURBO ENERGY, S.A. (the "Company") ADS CUSIP No.: 899924104.* ADS Record Date: June 16, 2026. Meeting Specifics: 2026 Annual General Meeting of Shareholders (the "Annual Meeting") to be held at the Company's controlling shareholder, Umbrella Global Energy, S.A.'s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 5:00 P.M. (Central European Time) on Monday, June 29, 2026 (11:00 A.M., Eastern Daylight Time, on Monday, June 29, 2026) on one call. Remote attendance at the Annual Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Annual Meeting. Shareholders attending the Annual Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Annual Meeting. Shareholders can make this request by emailing investors@turbo-e.com or by complying with the registration requirements on the Company's website. Meeting Agenda: Please refer to the Company's Notice of Annual Meeting enclosed herewith. The Notice of Annual Meeting, Proxy Statement and latest Annual Report are available online at www.turbo-e.com. Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of September 26, 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. Deposited Securities: Ordinary shares, par value €0.05 per share, of the Company. Custodians: Citibank Europe, plc. *ADS CUSIP No. is provided solely as a convenience and without any liability for accuracy. The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the "ADSs"), hereby authorizes and directs the Depositary to cause to be voted at the Annual Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Bylaws of the Company and the provisions of the Deposited Securities, to vote, cause the Custodian to vote, or give voting instructions with respect to the Deposited Securities (in person or by proxy) represented by such Holder's ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on June 26, 2026 for action to be taken. 2026 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

PROPOSALS 1. To elect eight persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person's successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal; 2. To ratify the appointment of TAAD, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026; 3. To ratify the appointment of Grant Thornton, as the Company's Spanish public accounting firm for the fiscal year ending December 31, 2026; 4. To assess and, where appropriate, approval of the individual annual accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report, as required under the Spanish law; 5. To exam and, where appropriate, approval of the individual annual accounts' proposed results allocation, as required under the Spanish law; 6. To exam and, where appropriate, approval of the management of the Company by the Board of Directors (the Board") for the fiscal year ended December 31, 2025, as required under the Spanish law; 7. Granting powers for the execution and notarization of resolutions. To execute such public documents as may be necessary for the due formalization and registration in the Commercial Registry of the resolutions adopted at this Annual Meeting, including the correction or rectification, if necessary; and 8. Reading and approval, where appropriate, of the general shareholders meeting minutes. The Board of Directors recommends a vote "FOR" all resolutions. Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy) If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue. If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue. Please be sure to sign and date this Voting Instructions Card. Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such. Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. B A For Against Abstain Resolution 1. Resolution 2. Resolution 3. Resolution 4. Resolution 5. Resolutions For Against Abstain Resolution 6. Resolution 7. Resolution 8.